NORTHROP GRUMMAN CORPORATION

EXHIBIT 12(a)
NORTHROP GRUMMAN CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

$ in millions	Year Ended December 31
Earnings:	2017	2016	2015	2014	2013
Earnings before income taxes	$3,049	$2,923	$2,790	$2,937	$2,863
Fixed Charges:
Interest expense, including amortization of debt premium	360	301	301	282	257
Portion of rental expenses on operating leases deemed to be representative of the interest factor	100	99	101	101	99
Earnings before income taxes and fixed charges	$3,509	$3,323	$3,192	$3,320	$3,219
Fixed Charges:	$460	$400	$402	$383	$356
Ratio of earnings to fixed charges	7.6	8.3	7.9	8.7	9.0